

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2016

Via E-mail
Gregory Fay
V.P. – W2007 Grace Acquisition I, Inc.
6011 Connection Drive
Irving, TX 75039

Re: **W2007 Grace Acquisition I, Inc.**
        Schedule 13E-3
        Filed August 14, 2015, by W2007 Grace Acquisition I, Inc. et al.
        Schedule 13E-3/A filed September 22, October 7 and December 8, 2015, and
        January 7 and January 12, 2016
        File No. 005-43459

Dear Mr. Fay:

        We have reviewed the above-captioned filings and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filings or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filings and the information provided in response to these comments, we may have additional comments.

Schedule 13E-3 | Fairness of the Merger

1. W2007 represented that "the consideration of $26.00 per share [ ] is greater than any value that could be realized by holders of the Preferred Stock from a liquidation or sale of assets of the Company out of the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets…" W2007 did not, however, quantify the excluded "preferred return" when describing the "Estimated Proceeds over Time" from the ARC Transaction, and appears to have omitted the full $17.68 million value of its 3.0% interest in Senior Mezz from the ARC Transaction as previously reported in the Form 8-K/A filed on May 1, 2015. W2007 appears to have alternatively disclosed the referenced interest at a lower value of $12.9 million in the Rule 13e-3 transaction filings. Notwithstanding these exclusions, W2007 described the $26 as a premium to the $22.96 per share value it ascribed to the "Estimated Proceeds over Time." Please provide us with a legal analysis explaining how W2007 ostensibly concluded the existing disclosures were not inconsistent with Rule 13e-3(c)(1). Refer also to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

2. We noticed the unqualified disclosure that indicated the average closing prices for both the Series B Preferred Stock and Series C Preferred Stock were below the $26.00 per share merger consideration for the period between the announcement of the execution of the Original Sale Agreement until the announcement of the non-binding memorandum of understanding. Please revise to disclose, if true, that the prices quoted for the Series B and C Preferred Stock during this period would not have been reflective of financial or other information publicly filed by the issuer in accordance with the periodic reporting requirements under the Securities Exchange of 1934. Alternatively, please advise us how W2007 ostensibly concluded that the existing disclosures were not inconsistent with Rule 13e-3(c)(1). Refer also to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

Cover Page of Schedule 13E-3

3. In each of the above-captioned filings, box (d) on the cover page has been selected, thereby designating the statement being filed as not being included among any of the three filing types described following boxes (a)-(c). Advise us, with a view toward corrective disclosure, why W2007 concluded that the Schedule 13E-3 disclosure statement did not constitute an "information statement subject to [ ] Rule 13e-3(c)." Refer to box (a) on the cover page to Schedule 13E-3 codified at Rule 13e-100.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules thereunder require. Since the issuer that is engaged in the Rule 13e-3 transaction, and its management and other affiliates are in possession of all facts relating to the required disclosures, they are responsible for the accuracy and adequacy of the disclosures made in the filings.   You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Eric M. Krautheimer
Sullivan & Cromwell LLP